Filed Pursuant to Rule 433
Registration Statement No. 333-211718

THE TORONTO-DOMINION BANK

US$400,000,000 FLOATING RATE SENIOR MEDIUM-TERM NOTES, SERIES A, DUE 2023

FINAL TERM SHEET

DATED JULY 12, 2018

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated July 12, 2018 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 30, 2016 and the caption “Description of the Debt Securities” in the Prospectus dated June 30, 2016.

Issuer:	The Toronto-Dominion Bank

Issue:	Floating Rate Senior Medium-Term Notes, Series A, due 2023 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa2 (outlook: negative) / Standard & Poor’s: AA- (outlook: stable)

Principal Amount:	US$400,000,000

Issue Price:	100.000% plus accrued interest, if any, from July 19, 2018

Trade Date:	July 12, 2018

Settlement Date (T+5)[2]:	July 19, 2018

Maturity Date:	July 19, 2023

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Base Rate:	USD LIBOR

Index Maturity:	Three months

Spread:	+64 basis points

Commissions:	0.350%

Interest Payment Dates and Interest Reset Dates:	Quarterly, on January 19, April 19, July 19 and October 19 of each year, beginning on October 19, 2018.

Interest Determination Date:	The second London business day preceding the applicable Interest Reset Date.

Day Count Fraction:	Actual / 360

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

CUSIP / ISIN:	89114QC55 / US89114QC559

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751.